

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2015

Via E-mail
Jeffrey DeNunzio
President
NL One Corporation
780 Reservoir Avenue
Cranston, RI 02910

> **Re: NL One Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed February 12, 2015**
> **File No. 333-198528**

Dear Mr. DeNunzio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comments, we may have additional comments.

Patents and Trademarks, page 22

1.   We note your response to prior comment 1. Please revise the registration statement to explain that the July 22, 2009 "Assignment of Patent" agreement incorrectly identifies Ms. Harder and the Company as both the assignors and the assignees. Revise to explain why you believe that the conflicting identifications of the assignor and the assignee do not result in material uncertainties concerning current ownership of present and future provisional patent applications and the underlying technology.

2.   Your response to prior comment 1 indicates that Mr. Befumo is authorized by Ms. Harder to file any future applications for the provisional patents. Given your statements that you own the provisional patents, please revise to explain why Ms. Harder needed to authorize the filing of these provisional patent applications and whether she is under any continuing obligation to do so in the future. Also, please revise to explain why Mr. Befumo, and not the Company, is identified as the petitioner/applicant for the two current provisional

applications. In this regard, we note that Ms. Harder resigned all positions with the Company in April 2014, approximately one month before Mr. Befumo filed the applications. Accordingly, please revise to explain whether current management authorized the filing of the provisional applications, and if not, whether there are any material risks concerning the fact that the Company is not identified anywhere in the provisional patent applications.

Financial Statements , page F-1

3.   Please update your next amendment to include financial statements for your fiscal year ended December 31, 2014.

Signatures, page 29

4.   We note that the signature for the registrant is dated October 15, 2014; however, the amendment to the registration statement was filed on February 12, 2015. Accordingly, please revise the next amended filing to include the correct date when the registrant duly caused the registration statement to be signed on its behalf.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at (202) 551-6262 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via email): Adam S. Tracy, Esq.